September 1, 2009

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lifetime Brands, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Definitive Schedule 14A filed on April 30, 2009 File No. 000-19254

Dear Mr. O’Brien:

This letter sets forth the responses of Lifetime Brands, Inc. (“Lifetime” or the “Company”) to the comments contained in your letter dated August 20, 2009 relating to the above referenced Form 10-K for Fiscal Year Ended December 31, 2008 and Definitive Schedule 14A filed on April 30, 2009 with the Securities and Exchange Commission (the “Commission”). The comments of the Commission are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

Form 10-K for the Year Ended December 31, 2008

Critical Accounting Policies, page 26

Goodwill, other intangibles and long-lived assets, page 27

1.

We note your response to prior comments 7 and 8 which discusses your impairment analysis of long lived assets under SFAS 144. Supplementally provide us with your SFAS 144 impairment analysis at December 31, 2008 and March 31, 2009. Considering your recent goodwill impairment charge as a result of the significant decline in the market value of your common stock and operating losses, it is still unclear how you determined that your long lived assets and other intangible assets are recoverable. We further note the proposed changes to your critical accounting policies in response to our prior comment 9. In your goodwill, other intangibles and long lived assets policy, in future filings, please disclose the assumptions you use to determine your projected undiscounted cash flows, a sensitivity analysis of those assumptions and disclose the headroom between the fair value and carrying value of your assets in testing your long lived assets.

More specific details of the Company’s SFAS 144 impairment analyses at December 31, 2008 and March 31, 2009 are as follows:

December 31, 2008 analysis

In connection with its December 31, 2008 analysis, the Company first addressed the indicators of impairment for its fixed assets and finite-lived intangible assets, which collectively represent the Company’s long-lived assets to be tested for impairment under SFAS 144, as follows:

Fixed assets – potential indicators of impairment

•	A significant decrease in the market value of the long-lived asset.

The Company noted that the Company's fixed assets consist primarily of amounts capitalized related to the Company's SAP ERP system, and leasehold improvements and machinery, furniture and equipment primarily related to the Company's headquarters in Garden City, New York and its distribution centers on the East and West Coast. The Company concluded that it is not aware of any factors that would have decreased the market value of these assets.

•	A significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition.
The Company noted that it was still using these fixed assets as intended and there had been no significant adverse changes in the manner of use and or the physical condition of the assets.
•	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator.

The Company noted that there has been significant adverse changes in the business climate, but further noted that there were none specific to the Company or the Company's industry and that the adverse changes are the result of macro economic events that have affected all industries.
•	An accumulation of costs significantly in excess of the amount originally expected to acquire or construct a long-lived asset.
The Company noted that there were none based on the nature of assets described above.
•

A current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the long-lived asset’s use.

The Company noted that its pre-tax income for 2008 from its wholesale business, its primary business (excluding restructuring charges and any impairment from this exercise), was approximately zero and that the Company expected to be profitable in 2009.
•

A current expectation that more-likely-than-not (e.g., a likelihood that is more than 50%) a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

The Company noted that there is no current expectation that any significant amount ofassets will be sold or otherwise disposed of before the end of its previously estimated useful life.

Finite-lived intangible assets – potential indicators of impairment

•	A significant decrease in the market value of the long-lived asset.
The Company concluded that it was not aware of any factors that would have decreased the market value of these assets. The Company continues to sell products related to these intangible assets, there is no intention to discontinue selling products using the names represented by these assets and there are no adverse events (legal or otherwise) that indicate that the market value of these assets had decreased significantly.

•	A significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition.
The Company noted that it is currently and plans to continue selling products related to these intangible assets.
•	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator.
The Company noted that there has been significant adverse changes in the business climate, but further noted that there were none specific to the Company or the Company's industry and that the adverse changes are the result of macro economic events that have affected all industries.

•	An accumulation of costs significantly in excess of the amount originally expected to acquire or construct a long-lived asset.
The Company noted that there were none based on the nature of assets described above.
•

A current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the long-lived asset’s use.

The Company noted that its pre-tax income for 2008 from its wholesale business, its primary business (excluding restructuring charges and any impairment from this exercise) was approximately zero and that the Company expected to be profitable in 2009.

•

A current expectation that more-likely-than-not (e.g., a likelihood that is more than 50%) a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

The Company noted that there is no current expectation that any significant amount ofassets will be sold or otherwise disposed of before the end of its previously estimated useful life.

Other potential impairment indicators considered

•	A significant drop in the stock price of the company.

The Company noted that its stock price had decreased significantly, not due to any specific triggering event related specifically to the Company or the Company's industry, but rather to macro economic events. Accordingly, the Company concluded that the drop in the stock price did not indicate an issue with the recoverability of any of the Company's long-lived assets.

•

An impairment of goodwill and other non-amortizing intangibles under FAS 142 (This would be a particularly relevant indicator when the intangible relates to or is used by an asset group containing other long-lived assets).

The Company noted that it had an impairment of goodwill. However, the impairment was the direct result of the drop in the Company's stock price which is a significant factor when determining the fair value of the Company and as noted previously, the drop in the Company's stock price was not the result of anything in particular to the Company or the Company's industry but rather was due to the macro economic environment. Accordingly, the Company concluded that the impairment of goodwill did not necessarily indicate an impairment of the Company's other long-lived assets.

Although, it did not appear that any of the above indicators were present, the Company felt it was prudent since the determination of whether or not impairment indicators exist is very subjective, to complete Step 1 of the SFAS 144 analysis and compare the carrying amount of the Company's fixed assets and finite-lived intangible assets to the sum of the undiscounted cash flows that are generated by those assets, which were determined as follows:

Undiscounted cash flows – finite-lived intangible assets

The Company noted that its finite-lived intangible assets consist of various brands that the Company currently sells and currently expects to continue to sell, and that the three largest of these assets relate to the Farberware, Sabatier and Hoffritz, names which are significant brands for the Company. The Company also noted that, as disclosed in the Company’s Form 10-K, the Company’s three main product categories are Food Preparation, Tabletop and Home Décor and the Company markets several product lines (i.e. cutlery, kitchen gadgets, flatware etc.) within each of these three product categories, under each of the Company’s brands.

The Company further noted that it only maintains sales and margin information by brand and product line and the Company assesses profitability based primarily on its segments.

The Company also noted that to a certain extent it also analyzes profitability by its product categories, but that income statements utilized only include basic allocations of corporate costs for each product category.

The Company concluded that since the Company sells products using the same brands across its three product categories (e.g. the Company sells products using the Farberware name in both the Food Preparation and the Tabletop product categories) and that the income statements for the product include only basic allocations, that it was not appropriate to utilize the product category information for purposes of determining undiscounted cash flows. Accordingly, the Company determined that it was appropriate to utilize a forecast of consolidated results of the Company to capture all relevant cash flows related to the various brands for purposes of determining undiscounted cash flows.

Undiscounted cash flows - fixed assets

The Company does not allocate fixed assets to its products categories. The Company therefore concluded that it was appropriate to utilize the forecast of consolidated results for the purpose of completing the Step 1 SFAS 144 impairment test for fixed assets.

Consolidated Projections used

The projected consolidated undiscounted cash flows utilized for the purpose of the Company’s test were the same projected undiscounted cash flows that were used by an independent valuation firm in connection with the Company’s SFAS 142 impairment analysis for 2008. The projected cash flows were for a four year period although the average useful life of the Company’s fixed assets was approximately 10 years and the average useful life of the Company’s finite-lived intangible assets was approximately 21 years at December, 31, 2008.

The Company does not provide earnings guidance to the public for the current or any other future fiscal years, but notes that based on its Step 1 SFAS 144 analysis at December 31, 2008, that the undiscounted cash flows for the four year period exceeded the carrying amount of the Company’s long-lived assets by approximately $42 million. Accordingly, the Company concluded that the carrying amount of its long-lived assets was recoverable at December 31, 2008.

March 31, 2009 analysis

The Company determined that based on a continued decline in the market price of its stock in the first quarter of 2009 that it was appropriate to assess it long-lived assets for impairment under SFAS 144 at March 31, 2009. The analysis consisted of the following considerations:

Market capitalization considerations

The Company noted (as discussed above) that current accounting guidance suggests that a significant drop in the stock price of a company could indicate impairment to a Company’s assets in general. The Company further noted that the Company’s stock price had decreased significantly during 2008 (1/1/08 $13.07 vs. 12/31/08 $3.54) and the early part of 2009 (3/31/09 $1.39), but had recently began to steadily increase (4/29/09 $2.86) (The Company also notes that more recently the Company’s stock continues to increase (8/26/09 $5.84)). The Company also noted that the ultimate decrease was not due to any specific triggering event related to the Company or the Company's industry, but rather to macro economic events as a result of the recession and investors’ fears driven by the issues with the credit markets. Accordingly, the Company concluded that the drop in the stock price did not indicate an issue with the recoverability of any of the Company's long-lived assets and continued sale of the products and future revenue streams were more relevant.

SFAS 144 impairment considerations

The Company noted the results of the SFAS 144 analysis at December 31, 2008 and that the sum of the undiscounted cash flows were far in excess of the carrying value of the assets at December 31, 2008. The Company also noted that during the first quarter of 2009 there had been no deterioration in the Company’s business and that in fact results were somewhat better than expected. Accordingly, the Company concluded that the undiscounted cash flows utilized at December 31, 2008 were still appropriate and continued to be far in excess of the carrying value of the assets at March 31, 2009.

Based on the foregoing, the Company concluded that the carrying amount of its fixed assets and finite-lived intangible assets was recoverable at March 31, 2009.

In future filings, as appropriate, the Company will disclose the assumptions used to determine projected undiscounted cash flows, a sensitivity analysis of those assumptions and the headroom between the fair value and carrying value of the Company’s indefinite-lived intangible assets tested for impairment under SFAS 142, and if the Company is required to complete Step 2 of the SFAS 144 impairment tests for its other long-lived assets, the headroom between the fair value and carrying value of its other long-lived assets.

Note B — Restructuring, page F-12

2.

We note your response to prior comment 16 that discusses how you determined that the Pfaltzgraff closings are not discontinued operations. Please disclose, in future filings your basis that Pfaltzgraff should not be presented as discontinued operations as you have done so in your response. Your revised disclosure should discuss the migration of customers to the internet, catalog and wholesale business and that you believe this migration would not be insignificant. Further quantify what you mean by “significant” as this is a critical accounting estimate that supports the accounting determination that Pfaltzgraff store closings are not discontinued operations.

The Company will expand its disclosure in future filings as follows:

Pursuant to SFAS No.144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company has not accounted for its Pfaltzgraff retail store operations as discontinued operations since the Company believes that the operations and cash flows of the Pfaltzgraff retail store business would not be eliminated from the on-going operations of the Company as a result of these store closings. Specifically, based on EITF 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations, the Company determined that the migration of customers from the Company’s Pfaltzgraff retail stores to the Company’s Pfaltzgraff internet, catalog and wholesale business would not be insignificant. For this purpose, the Company concluded that migration of sales from the Pfaltzgraff retail stores to the Pfaltzgraff internet, catalog and wholesale business of greater than 5% would be significant.

Sincerely,

/s/ Laurence Winoker
Laurence Winoker
Senior Vice President – Finance, Treasurer and Chief Financial Officer